Einstok Beer Company

ANNUAL REPORT

12100 Wilshire Blvd., Suite 800, Los Angeles, CA 90025
Los Angeles, CA 90025
(424) 218-0179
www.EinstokBeer.com

This Annual Report is dated April 3, 2026.

BUSINESS

Einstök Beer Company ("Einstok" or the "Company") is a global, premium craft beer brand. We have created award-winning Icelandic ales originating from a small brewery located in Akyreyri, Iceland, starting in 2011. Today, we enjoy distribution from Asia to the U.S. (23 states), and parts of Europe. Our White Ale is the #2 imported Belgian style wit beer sold in US retail stores according to industry sales data aggregator IRI. Einstök enjoys a target customer base that is wide and eclectic. With a taste of Iceland's allure and promise of adventure in every glass, our ales and lagers transcend generational stereotypes and appeal to the Modern Viking in everyone.

Getting our delicious beer from Iceland to various points around the globe required Einstok to develop and maintain solid relationships with freight forwarders. From 2011 until 2022 our our beer was loaded onto 40-foot containers and traveled across the North Atlantic Ocean to Rotterdam and then transshipped to the U.S., Europe, and Asia. As shipping rates remained exorbitantly high after Covid, we made the strategic decision to move production of our beers to the US and established an alternating proprietorship with a Connecticut based brewery known for their high quality. We were delighted with the results -- the beer is delicious and fresh and makes it to market within two weeks of production versus two months.

Einstök Beer Company was initially organized as Einstok Beer Company, LP, a California Limited Partnership on September 22, 2010, and converted to a Delaware corporation on January 24, 2022. Its wholly-owned subsidiary, Einstok Olgerd ehf, acts as our base in Iceland and was established and registered on August 9, 2013.

Previous Offerings

The Company has not conducted any recent offerings of securities.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

INTRODUCTION

2025 results reflect a challenging year as the craft beer space continues to contract and the alcohol consumption of drinking-age Gen Z consumers continues a significant decline. We can also see how the unstable economic conditions created by tariffs and other factors directly affected sales in that distributors placed the same number of orders every month, but for much less product. Fortunately, we are now better positioned to adjust production forecasts almost in real time to avoid excess standing inventory of both product and production materials and can enjoy a more "just in time" spending strategy. We also continue to closely monitor market trajectories and make adjustments as needed, staying nimble to be able to maximize returns and manage risk prudently. Our focus on innovation, quality, and customer satisfaction remains steadfast.

EINSTÖK BEER COMPANY – RESULTS OF OPERATIONS FOR THE YEAR ENDING 2025
The following discussion is based on our reviewed, but unaudited, financial data for the year ending 2025.
Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue
Total revenue, including beer sales and sales of promotional merchandise, for 2025 was
$2, 2,269,791, down 28% from 2024. This decline was due in large part to the decline in sales in our European and Asian markets. Our Managing Director in Iceland continues to work closely with all our European partners to improve engagement and develop more robust sales strategies.

Cost of sales
Cost of beer sales in 2025 were $1,544,648, down more than 33% over 2024 due to the elimination of ocean freight costs coupled with savings directly related to producing Einstök domestically in the U.S.

Gross margins

Gross margin for beer sales in 2025 was $748,110 or 33% -- up slightly from 2024, driven by significantly lower COGS.

Expenses

The Company's expenses consist of, among other things, employee compensation and benefits, marketing and sales expenses, fees for professional services, office rent, and beer inventory storage and beer order management and fulfillment. Also included is debt service for two loans extended to the Company by private parties in late 2018 – see indebtedness section for more details.

Vigilant monitoring of all expenses has resulted in decreases year over year. In 2025 total expense were $864,096, a 6% decline over 2024.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 137482.

Debt

Victor Trujillo took over the loan from Laura Sue Weiss (whose principal was paid down to $350,000) at a reduced interest rate of 6%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David R. Altshuler

David R. Altshuler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO and CFO
• Dates of Service: January 2022 — Present
• Responsibilities: Overall management/supervision of the business affairs of the Corporation. Mr Altshuler is not currently being paid a salary but holds equity of 24.95% of the outstanding issued shares.
• Position: Chairman of the Board and Director
• Dates of Service: January 2022 — Present
• Responsibilities: Preside at meetings of the Board which shall monitor the business affairs of the Company and its officers in the discharge of their responsibility as officers.

Other business experience in the past three years:

• Employer: David R. Altshuler, a law corporation
Title: President
Dates of Service: December 2017 — Present
Responsibilities: Perform legal services to clients of such corporation.

Name: Kimberly A. Hoffman

 Kimberly A. Hoffman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Sr. Vice President, Operations
• Dates of Service: November 2011 — Present
• Responsibilities: Oversee all customer order logistics, update budgets and forecasts, including cash flow projections and demand planning. Ms. Hoffman receives a salary of $96,000
• Position: Senior Vice President and Director
• Dates of Service: January 2022 — Present
• Responsibilities: Supervise all operations of the Company, i.e., logistics, order processing and accounting functions

Other business experience in the past three years:

• Employer: Einstok Beer Company LP
Title: VP - Operations
Dates of Service: November 2011 — Present
Responsibilities: Supervise operations of the company, i.e., logistics, order processing, accounting functions, etc.

Name: Justin R. Dearborn

 Justin R. Dearborn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President - National Sales
• Dates of Service: December 2014 — Present
• Responsibilities: Supervise all regional sales executives, maintain relationships with distribution partners, participate in coordinating product demand planning, etc. Mr. Dearborn's annual compensation is $95,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: David R. Altshuler as trustee of the David R. Altshuler and Linda M. Sherman Family Trust
Amount and nature of Beneficial ownership: 2,245,500
Percent of class: 24.95%

Title of class: Common Stock
Stockholder Name: Katie Sichterman as Trustee of the John and Katie Sichterman Family Trust
Amount and nature of Beneficial ownership: 1,910,700
Percent of class: 21.23%

RELATED PARTY TRANSACTIONS

Victor Trujillo is married to Ellen Trujillo who is David Altshuler's sister. He acquired the prior existing $350,000 loan made to the Company by Laura Sue Weiss but the interest rate was reduced to Six Percent (6%). There are no material terms.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 11,000,000
• Outstanding: 9,000,450

• Voting Rights: Vote on all matters requiring shareholder votes. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation.
• Material Rights: The total number of shares outstanding on a fully diluted basis is 9,000,450 shares of Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares or other forms of securities in the future. In other words, when the Company issues more shares, the percentage of a company that you own will be reduced, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $5,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are currently low, it is still a difficult environment for companies to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our beer distribution and sales activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that each investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its future anticipated operating needs and fulfill its plans, in which case it will need to modify its business plan. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will face substantial financial pressures that may result in scaling back operations, e.g., produce less quantities of beer or fewer styles of beer. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will introduce competing products at lower prices to consumers that will make our beer products less desirable. It should further be assumed that competition will continue to exist over time.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, key/national account management, marketing, operations, finance, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is subject government regulation, i.e, federal and state regulatory agencies that control the marketing, sale and distribution of alcoholic beverages. The laws and regulations concerning the selling of beer may be subject to change and if they do then the selling of beer may impeded by such changes and/or materially impacted due to the imposition of new taxes on the importation and/or sales/distribution of beer. At such point your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing of our beer, shipping, and distribution. It is possible that some of these third parties may fail to adequately perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses even though we are sometimes covered against such losses by resorting to our insurance coverages for such losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

General Risk
There is no guaranty that the Company will be able to achieve its objectives in the continued growth of its business without the need for further capital. If such further capital proves to be unavailable, or is available but only on a limited basis on unfavorable terms, then the Company may not be able to continue operations or may only be able to operate on a limited basis which may prevent the Company from achieving its goals. In addition, competition within the beverage industry, in general, and in the beer sector, has intense competition from other brands and continued expansion from new brands. Although the Company offers a premium imported product from Iceland, and the only broadly distributed craft beer distributed from Asia, to the U.S. and to Europe, there is no assurance that the Company will be able to compete effectively against other craft beer companies, especially as the larger beer brands (e.g., Miller-Coors, Budweiser, etc.) continue to acquire smaller brands and use their distribution networks to compete. Such competition may adversely affect the ability of the Company to compete and to meet its business objectives. The Company may be adversely affected by general economic or market conditions as experienced as a result of the global pandemic, e.g., increases in global ocean freight costs and delays in transit times for goods being shipped from Iceland to the Company's various global markets. A downturn or contraction in the beer industry may prevent the company from achieving its business goals which would have a material adverse effect on the Company.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Einstok Beer Company

By /s/ *David Altshuler*

Title: CEO and Director

By /s/ *David Altshuler*

Name: <u>David Altshuler</u>
Title: CEO and Director

By /s/ *David Altshuler*

Name: <u>David Altshuler</u>
Title: CFO and Director

By /s/ *Kimberly Hoffman*

Name: <u>Kimberly Hoffman</u>
Title: Director

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Einstok Beer Company

As of December 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
_Iceland EU Acct-Arion Bank	$117.20
_PayPal	$0.00
_PayPal - CHF	$0.00
_PayPal - EUR	$0.00
_PayPal - GBP	$0.00
_Wash Account	$0.00
WF Checking x9203 (deleted)	$136,870.85
WF EU Business x2185 (LP)	$494.61
Total for Bank Accounts	**$137,482.66**
Accounts Receivable	
Accounts receivable (A/R)	$129,582.16
Accounts Receivable (A/R) - EUR	$0.00
Accounts Receivable-NS	$0.00
Total for Accounts Receivable	**$129,582.16**
Other Current Assets	
Fraud Loss Receivable-TRB	$78,158.07
Inventory Asset	$155,579.61
Inventory in Transit-NS	$0.00
Inventory-NS	$0.00
IRS ERTC Interest Receivable	$12,603.20
Keg Deposits	$0.00
Loan to Officer-DA	$0.00
Note Receivable-EBC LP	$0.00
NS to QBO Exchange Asset	$0.00
Prepaid Payroll	$8,590.07
Undeposited Funds	$0.00
Total for Other Current Assets	**$254,930.95**
Total for Current Assets	**$521,995.77**
Other Assets	
_Accum Amortization	-$16,812.00
Cash Reserve from StartEngine Seed Series	$0.00
Distribution Rights	$127,698.61
Investment Einstok Olgerd	$39,165.00
Security Deposit	$0.00
Seed Series/Financing Costs	$120,766.31
Total for Other Assets	**$270,817.92**
Total for Assets	**$792,813.69**

Balance Sheet

Einstok Beer Company

As of December 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P) - EUR	$51,325.87
Accounts Payable (A/P) - GBP	$0.00
Accounts Payable (A/P) - ISK	$74.14
Accounts Payable-USD	$190,677.27
Total for Accounts Payable	**$242,077.28**
Credit Cards	
American Express x21003	$0.00
American Express x94000	$72.32
Wells Fargo CC x0504 (DAl)	$0.00
Wells Fargo CC x3323 (BAl)	$0.00
Wells Fargo CC x9660 (JDe)	$0.00
Wells Fargo CC x9742 (KHo)	$67.63
Total for Credit Cards	**$139.95**
Other Current Liabilities	
401k Liability	$0.00
Accrued Purchases	$160,904.99
Loan from Officer-DA	$0.00
Note Payable-EBC LLC	$0.00
NS to QBO Exchange Liability	$0.00
UB Distributors Liability	$63,937.70
Total for Other Current Liabilities	**$224,842.69**
Total for Current Liabilities	**$467,059.92**
Long-term Liabilities	
Loans Payable	
Loan Payable-EAT	$120,000.00
Loan Payable-LSW	$0.00
Loan Payable-Victor Trujillo Revocable Trust	$350,000.00
Total for Loans Payable	**$470,000.00**
Total for Long-term Liabilities	**$470,000.00**
Total for Liabilities	**$937,059.92**
Equity	
Accumulated Deficit	-$399,451.91
Opening balance equity	$0.00
Seed Series	$1,065,647.69
Retained Earnings	-$775,900.83
Net Income	-$34,541.18
Total for Equity	**-$144,246.23**
Total for Liabilities and Equity	**$792,813.69**

Profit and Loss

Einstok Beer Company

January-December, 2025

	TOTAL
Income	
Sales-Beer	
Domestic	$2,269,790.86
Total for Sales-Beer	**$2,269,790.86**
Sales-Products	
eCommerce Sales-Domestic	$19,653.05
eCommerce Sales-Foreign	$400.53
Glassware Income	$432.00
Tap Handle Sales	$960.00
Total for Sales-Products	**$21,445.58**
Shipping & Delivery Income	$1,521.72
Total for Income	**$2,292,758.16**
Cost of Goods Sold	
Delivery & Trucking Costs	$142,773.81
Federal Excise Tax	$24,061.00
Incoming Pallet Handling - LAK	$33,543.20
Incoming Pallet Storage - LAK	$17,460.00
Keg Rentals	$37,415.00
Merchandise Production Cost	$150.00
Pallets Cost	$11,265.60
Product Cost	
Item Fulfillment	$787,153.43
Product Cost-Cans	$189,802.65
Product Cost-Item Fulfillment	$8,731.46
Product Cost-Packaging Materials	$41,941.54
Product Cost-TRB	$246,280.62
Total for Product Cost	**$1,273,909.70**
Spoilage & Expired Products	$1,861.47
Tap Handle Cogs	$2,208.00
Total for Cost of Goods Sold	**$1,544,647.78**
Gross Profit	**$748,110.38**
Expenses	
Auto Expense	
Car Payments (Employees)	$5,622.36
Gas & Washes	$1,220.18
Insurance	$1,848.00
Total for Auto Expense	**$8,690.54**
Bank Service Charges	
Bank Fees	$228.50
PayPal Currency Conversions	-$50.95
PayPal Fees	$59.16
PayPal Fees-Foreign	$22.06
Total for Bank Service Charges	**$258.77**

Profit and Loss

Einstok Beer Company

January-December, 2025

	TOTAL
Channel Subscription Fees	$196.20
Computer & Internet Expenses	
Software	$16,096.14
Total for Computer & Internet Expenses	**$16,096.14**
Data Processing	
Armadillo Insight	$3,321.76
VIP	$10,382.42
Total for Data Processing	**$13,704.18**
Dues & Subscriptions	$3,095.97
Employee Benefits	
Health Insurance	$23,890.08
Medical Reimbursments	$13,599.96
Total for Employee Benefits	**$37,490.04**
Insurance	
General Liability	$757.17
Ocean Marine	$5,404.00
Workers Compensation	$756.25
Total for Insurance	**$6,917.42**
Interest Expense	
Finance Charges	$146.05
Loan Interest-EAT	$9,600.00
Loan Interest-EWM	$3,499.98
Loan Interest-JW	$3,500.01
Loan Interest-LSW	$4,666.66
Loan Interest-VTRT	$9,625.00
Total for Interest Expense	**$31,037.70**
Legal & Professional Fees	
401k Fees	$1,310.20
Accounting	$45,344.75
Legal Fees	$67,513.00
Total for Legal & Professional Fees	**$114,167.95**
Licenses, Permits, Fees	$17,697.11
Meals	$823.88
Office Expense	$3,160.06
Order Fulfillment	
Beer Order Handling	$22,975.20
Merchandise Handling	$5,706.80
Total for Order Fulfillment	**$28,682.00**
Outside Services	
Compliance	$4,200.00
Marketing	$80,700.00
Total for Outside Services	**$84,900.00**

	TOTAL
Payroll Expenses	
_Payroll Processing Fees	$998.19
_Payroll Tax Expense	$16,412.41
Salaries & Wages	$194,692.32
Total for Payroll Expenses	**$212,102.92**
Postage & Delivery	$422.69
Printing	$1,294.21
Promotions & Marketing	
Advertising	$29,235.16
Distributor Support	$18,581.57
General Promotions & Marketing	$40,650.99
Promo Merchandise	$129.24
Promotion & Sales Support	$6,011.85
Total for Promotions & Marketing	**$94,608.81**
Rent Expense-Office	$3,360.51
Repairs & Maintenance	$900.00
Research-Products & Venues	$74.36
Sample Expense	$8,821.17
Shipping	
Shipping-Additional Transporation	$75,050.00
Shipping-eCommerce	$8,625.66
Shipping-General	$7,430.48
Total for Shipping	**$91,106.14**
Storage	
Beer Storage	$34,850.00
Can Storage	$6,450.00
General Storage	$5,580.00
Merchandise Storage	$4,748.50
Total for Storage	**$51,628.50**
Taxes	
Business Tax	$462.54
CA Import Tax	$9,435.50
Foreign Taxes	$0.81
State Tax	$2,304.53
Total for Taxes	**$12,203.38**
Telephone	
Landline	$1,034.10
Mobile	$5,350.72
Total for Telephone	**$6,384.82**
Travel	
Airfare	$1,128.45
Ground Transporation	$4,653.64
Hotels/Lodging	$678.01
Total for Travel	**$6,460.10**

Profit and Loss

Einstok Beer Company

January-December, 2025

	TOTAL
Website	
Design & Maintenance	$7,755.50
Domains & Hosting	$55.18
Total for Website	**$7,810.68**
Total for Expenses	**$864,096.25**
Net Operating Income	**-$115,985.87**
Other Income	
ERTC Refund	$54,641.15
Interest Income	$26,635.55
Interest Income-Foreign	$3.75
State Tax Refunds	$164.24
Total for Other Income	**$81,444.69**
Other Expenses	
Unrealized Gain or Loss	
Total for Other Expenses	
Net Other Income	**$81,444.69**
Net Income	**-$34,541.18**

Statement of Cash Flows

Einstok Beer Company
January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-$34,541.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable-USD	$53,416.01
Accounts receivable (A/R)	$108,095.64
American Express x21003	-$1,800.00
American Express x94000	-$389.63
Fraud Loss Receivable-TRB	-$78,158.07
Inventory Asset	$31,241.77
IRS ERTC Interest Receivable	-$12,603.20
Loan from Officer-DA	-$7,110.58
Loan to Officer-DA	$0.00
Prepaid Payroll	-$8,590.07
UB Distributors Liability	-$7,765.00
Wells Fargo CC x0504 (DAI)	$0.00
Wells Fargo CC x3323 (BAI)	$0.00
Wells Fargo CC x9660 (JDe)	-$80.05
Wells Fargo CC x9742 (KHo)	$213.38
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$76,470.20**
Net cash provided by operating activities	**$41,929.02**
INVESTING ACTIVITIES	
Security Deposit	$4,189.50
Net cash provided by investing activities	**$4,189.50**
FINANCING ACTIVITIES	
Loans Payable:Loan Payable-LSW	-$350,000.00
Loans Payable:Loan Payable-Victor Trujillo Revocable Trust	$350,000.00
Opening balance equity	$0.00
Net cash provided by financing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$46,118.52**
Cash at beginning of period	**$91,364.14**
CASH AT END OF PERIOD	**$137,482.66**

EINSTOK BEER COMPANY
STATEMENT OF STOCKHOLDERS EQUITY
2025 v 2024

| | Common stock | | Accumulated Deficit |
	Shares	Amount	
Inception			
Issuance of common stock	1,000,000	1,068,701	
Conversion of limited partnership percentages	9,005,950		
Net income (loss)		-35,541	
31-Dec-25	10,005,950		($399,452)
Net income (loss)		-20,460	
31-Dec-24			($399,452)

 From P&L

From balance sheet



NOTE 1 – NATURE OF OPERATIONS

Einstök Beer Company was formed on January 24, 2022 ("Inception") in the State of DE. The financial statements of Einstök Beer Company (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Einstök Beer Company will continue to manufacture and distribute world-class, award-winning craft beer throughout the United States, Europe, and Asia.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.



Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from January 1st through December 31st when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.



NOTE 3 – DEBT

* Inventory – all inventory is paid when produced and we employ a just-in-time inventory strategy to ensure we have enough stock on hand to fulfill customer orders but not too much that the inventory sits unsold.

* Accrued Liabilities - we have no accrued liabilities other than two long-term loans totaling $470,000. These loans mature on December 31, 2026 unless modified by mutual agreement of the Company and the note holders.

* PP&E - we are a "virtual" beer company in that we do not own any property, manufacturing facilities or brewing equipment.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

* Contractual Obligations - we have renewed our alternating proprietorship contract with our brewery in Connecticut allowing us to continue bringing deliciously fresh beer to market much more quickly and efficiently.

*2025 Goals - our primary focus continues to be increasing our US distribution footprint, reducing costs and maximizing profits to enable us to pay off our long-term debt and continue expansion throughout the United States.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 1,000,000 shares of our common stock with par value of $.0001 per share. As of 12/31/24 the company has currently issued 9,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Victor Trujillo, husband of David Altshuler's sister, Ellen Trujillo, assumed the long term loan that was held by Laura Sue Weiss. The loan amount is $350,000 with a reduced interest rate of 6% interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through December 31, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

DESCRIPTION OF BUSINESS
Einstök Beer Company ("Einstök " or the "Company") is a global, premium craft beer brand. We started creating award-winning Icelandic ales at a small brewery located in Akureyri, Iceland, starting in 2011. Today, we enjoy distribution from Asia to the U.S. (23 states), and parts of Europe. Our White Ale is the #2 Belgian style wit beer sold in US retail stores according to industry sales data aggregator IRI. Einstök enjoys a customer base that is wide and eclectic. With a taste of Iceland's allure and promise of adventure in every glass, our ales and lagers transcend generational stereotypes and appeal to the Modern Viking in everyone.

Getting our delicious beer from Iceland to various points around the globe required Einstök to develop and maintain solid relationships with freight forwarders.

Einstök Beer Company was initially organized as Einstök Beer Company, LP, a California Limited Partnership on September 22, 2010, and converted to a Delaware corporation on January 24, 2022. Its wholly owned subsidiary, Einstök Olgerd ehf, acts as our global base in Iceland and was established and registered on August 9, 2013.

Due to the Covid-19 pandemic and subsequent supply chain and logistics challenges, including ocean freight rates 3 times the average cost and transit times that were extending out to as long as five months, we made the strategic decision in 2023 to move production for the U.S. market from Iceland to Stratford, CT, where we established an alternating proprietorship with an outstanding brewery, i.e., Two Roads Beer Company.

PREVIOUS OFFERING
Einstök Beer issued 1,000,000 shares in 2022.

RISK FACTORS
Our business projections are only projections. There can be no assurance that the Company will achieve our goals. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide a flow of products at a level that allows the Company to make a profit and still attract business.

Any valuation of the Company at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following investors' initial investment there were restrictions on how investors could resell the securities purchased. Since the date of the offering, there is still no established resale market for the Company's securities and there may never be one. As a result, if investors want to sell these securities, investors may not be able to find a buyer. The Company may be acquired by an existing player in the beer industry at some point in time. However, that event may never happen, or it may happen at a price that results in investors losing money on an investment in the Company's securities.

Management Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of the original Offering. The use of proceeds as described in the offering was an estimate based on the then current business plan. Ultimately, the Company may have found it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another. The Company had broad discretion in doing so.

Projections: Forward Looking Information - Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

You trust that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition. We will compete with larger, established companies who currently have beer and related products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will introduce competing products at lower prices to consumers that will make our beer products less desirable. It should be assumed that competition will continue to exist over time.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, key/national account management, marketing, operations, finance, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent on recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing of our beer, shipping, and distribution. It is possible that some of these third parties may fail to adequately perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses even though we are sometimes covered against such losses by resorting to our insurance coverages for such losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, the fair market value of your investment could be adversely impacted by our reliance on third parties and their performance.

General Risk - There is no guaranty that the Company will be able to achieve its objectives in the continued growth of its business without the need for further capital. If such further capital proves to be unavailable, or is available but only on a limited basis on unfavorable terms, then the Company may not be able to continue operations or may only be able to operate on a limited basis, which may prevent the Company from achieving its goals. In addition, competition within the beverage industry, in general, and in the beer sector, has intense competition from other brands and continued expansion from new brands. Although the Company offers a premium imported product from Iceland, and the only broadly distributed craft beer distributed from Asia, to the U.S. and to Europe, there is no assurance that the Company will be able to compete effectively against other craft beer companies, especially as the larger beer brands (e.g., Miller-Coors, Budweiser, etc.) continue to acquire smaller brands and use their distribution networks to compete. Such competition may adversely affect the ability of the Company to compete and to meet its business objectives. The Company may be adversely affected by general economic or market conditions as experienced as a result of the global pandemic, e.g., increases in global ocean freight costs and delays in transit times for goods being shipped from Iceland to the Company's various global markets. A downturn or contraction in the beer industry may prevent the company from achieving its business goals which would have a material adverse effect on the Company.

OPERATING RESULTS – 2025 COMPARED TO 2024
* Total sales for 2025 were down 28% to $2,2269,791 versus 2024 due in large part to the decline in sales to European and Asian markets as well as the continued contraction in the overall craft beer space.

* Total COGS declined 33% versus 2024 due to the elimination of ocean freight costs coupled with other savings directly related to producing Einstök domestically in the U.S.

* Total Gross Margin decreased by 16% due to the decline in total gross revenues despite the reduction in total COGS.

* Total G&A expenses continued to decline in 2025 compared to 2024 however with lower than expected gross revenue, Net Income was down 37 % over 2024.

DEBT

Creditor: Ellen Trujillo
Amount Owed: $120,000.00
Interest Rate: 8.0%
Maturity Date: December 31, 2026

Creditor: Coca-Cola European Partners
Amount Owed: $1,000,000.00
Interest Rate: 1.0%
Maturity Date: December 31, 2026

Creditor: Victor Trujillo
Amount Owed: $370,000.00
Interest Rate: 6.0%
Maturity Date: December 31, 2026

DIRECTORS AND OFFICERS
Name: David R. Altshuler
David R. Altshuler's
positions and offices currently held with the issuer:
Position: CEO and CFO
Dates of Service: January, 2022 - Present
Responsibilities: Overall management/supervision of the business affairs of the Corporation.
Mr. Altshuler is not currently being paid a salary but holds equity of 24.95% of the outstanding
issued shares.

- **Position:** Chairman of the Board and Director
Dates of Service: January, 2022 - Present
Responsibilities: Preside at meetings of the Board monitors the business affairs of the Company
and its officers in the discharge of their responsibility as officers, as well as over-seeing
relationships with our brewery partner, wholesale distributor partners and key national account
relationships.

Other business experience in the past three years:
- **Employer:** David R. Altshuler, a law corporation
Title: President
Dates of Service: December, 2017 - Present
Responsibilities: Perform legal services to clients of such corporation.

DIRECTORS AND OFFICERS (cont'd)

Name: Kimberly A. Hoffman
Kimberly A. Hoffman's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- **Position:** Senior Vice President and Director

Dates of Service: January, 2022 - Present
Responsibilities: Supervise all operations of the Company, i.e., logistics, order processing and finance

- **Position:** Sr. Vice President, Operations

Dates of Service: November, 2011 - Present
Responsibilities: Oversee all customer order logistics, update budgets and forecasts, including cash flow projections and demand planning. Ms. Hoffman receives a salary of $98,700

Other business experience in the past three years:
- **Employer:** Einstök Beer Company LP

Title: VP - Operations
Dates of Service: November, 2011 - Present
Responsibilities: Supervise operations of the company, i.e., logistics, order processing, accounting functions, etc.

Name: Justin R. Dearborn
Justin R. Dearborn's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- **Position:** Vice President - National Sales

Dates of Service: December, 2014 - Present
Responsibilities: Supervise all regional sales executives, maintain relationships with distribution partners, participate in coordinating product demand planning, etc. Mr. Dearborn's annual compensation is $95,000.

PRINCIPAL SECURITIES HOLDERS
Stockholder Name: David R. Altshuler as trustee of the David R. Altshuler and Linda M. Sherman Family Trust
Amount and nature of Beneficial ownership: 2,245,500
Percent of class: 24.95

Title of class: Common Stock
Stockholder Name: Katie Sichterman as Trustee of the John and Katie Sichterman Family Trust
Amount and nature of Beneficial ownership: 1,910,700
Percent of class: 21.225

RELATED PARTY TRANSACTIONS

▪ **Name of Entity:** Ellen Trujillo
Relationship to Company: Family member
Nature / amount of interest in the transaction: Ellen Trujillo is David Altshuler's sister. She loaned Einstök $120,000 at 8% interest.
Material Terms: None

▪ **Name of Entity:** Victor Trujillo
Relationship to Company: Family member
Nature / amount of interest in the transaction: Victor Trujillo is married to Ellen Trujillo who is David Altshuler's sister. He acquired the prior existing $350,000 loan made to the Company by Laura Sue Weiss but the interest rate was reduced to Six Percent (6%).
Material Terms: None

▪ **Name of Entity:** Einstök Olgerd
Names of 20% owners: David Altshuler / Altshuler Family Trust & The John & Katie Sichterman Family Trust
Relationship to Company: Wholly owned subsidiary
Nature / amount of interest in the transaction: Einstök Beer Company made an initial payment to fund operations of Einstök Olgerd -- a wholly owned company whose location is in Reykjavik Iceland.
Material Terms: None

OUR COMPANY SECURITIES
The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.
 • **Common Stock**
The amount of security authorized is 11,000,000 with a total of 9,000,450 outstanding.
Voting Rights
Vote on all matters requiring shareholder votes. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the Corporation.
Material Rights
The total number of shares outstanding on a fully diluted basis is 9,000,450 shares of Common Stock.



I, David R. Altshuler, President of Einstök Beer Company, does hereby certify that the financial statements of Einstök Beer Company and notes thereto for the period ending December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information which will be reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns will be for total income of -$35,541.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 30, 2026.

_____
 (Signature)

President_____
(Title)